

Via U.S. Mail and Facsimile

Mail Stop 4631

June 10, 2009

Erik Rebich
General Counsel and Secretary
Crocs, Inc.
6328 Monarch Park Place
Niwot, Colorado 80503

> **Re: Crocs, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 22, 2009**
> **File No. 333-159412**

Dear Mr. Rebich:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Exhibit 5.1</u>

1. Please have counsel confirm to us that it concurs with our understanding that its reference to the laws of the State of Colorado and the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Colorado and Delaware Constitutions and any reported judicial decisions interpreting these laws.

2. Counsel must opine on the laws of the state governing the indenture. Please have counsel provide an opinion on the laws of the state of New York.

3. We note that your legal opinion is rendered as of May 22, 2009 and that your legal counsel has disclaimed any obligation to advise you of facts brought to their attention after such date. The legal opinion required by Item 601(b)(5) of Regulation S-K should speak as of a date as close as possible to the date of effectiveness. Accordingly, please have counsel file an updated opinion that does not include unacceptable qualifications.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Nathaniel G. Ford, Esq. *(via facsimile 303/ 607-3600)*
        Jason Day, Esq. *(via facsimile 303/ 607-3600)*
        Faegre & Benson LLP
        3200 Wells Fargo Center
        1700 Lincoln Street
        Denver, Colorado 80203